Filed by Magellan Midstream Partners, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Holdings, L.P.

Commission File No.: 001-32745

NYSE: MMP

Date:	May 6, 2009

Contact:	Paula Farrell
(918) 574-7650
paula.farrell@magellanlp.com

Magellan Midstream Partners Announces First-Quarter Earnings

•	Increased Financial Results from Core Fee-Based Transportation and Terminals Activities
•	Petroleum Products Pipeline Volumes Up 4% Versus 2008 Period
•	2008 Results Included $26.5 Million One-Time Gain on Assignment of Supply Agreement
•	Projected 2009 Distributable Cash Flow Raised

TULSA, Okla. – Magellan Midstream Partners, L.P. (NYSE: MMP) today reported financial results for first quarter 2009. First-quarter 2009 operating profit was $60.1 million compared to $78.8 million for first quarter 2008 excluding a $26.5 million one-time gain on assignment of a third-party supply agreement during March 2008. Reported operating profit for first quarter 2008 including the one-time gain was $105.3 million.

Net income was $45.2 million for first quarter 2009 compared to $66.8 million for first quarter 2008 excluding the one-time gain. Reported first-quarter 2008 net income was $93.3 million.

Distributable cash flow, which represents the amount of cash generated during the period that is available to pay distributions, was $70.7 million during first quarter 2009 compared to $76.3 million for the corresponding 2008 quarter.

“Overall cash generated by Magellan during the quarter declined only slightly compared to last year, and actually increased from our core transportation and terminaling assets, demonstrating substantial resilience in a challenging economic environment,” said Don Wellendorf, chief executive officer. “Our petroleum products pipeline system benefited from increased transportation volumes and our petroleum products terminals segment benefited from recent expansion projects. Unfortunately, these favorable results were masked by a one-time gain on assignment of a supply agreement in 2008 and mark-to-market accounting treatment of our commodity activity, which resulted in a significant portion of the profits related to our first-quarter 2009 commodity activity being recognized during late 2008.”

An analysis of variances by segment comparing first quarter 2009 to first quarter 2008 is provided below based on operating margin, a financial measure that reflects operating profit before affiliate general and administrative (G&A) expense and depreciation and amortization:

Petroleum products pipeline system. Pipeline operating margin was $74.2 million, a decrease of $8.7 million after excluding a $26.5 million one-time gain on assignment of a third-party supply agreement in March 2008. Pipeline operating margin decreased $35.2 million including the 2008 gain. Transportation and terminals revenues increased between periods primarily due to 4% higher pipeline volumes, driven by increased gasoline shipments reflecting an overall increase in consumer demand for gasoline, partially offset by lower diesel and jet fuel volumes primarily due to weak economic and agricultural conditions in 2009. Transportation revenue per barrel shipped was slightly lower because of an inventory build during first quarter 2009. When shippers build inventory along the partnership’s pipeline system, the average rate realized is reduced, overcoming the benefit in the current period from the mid-2008 tariff increase of 5%. A related improvement in revenue per barrel shipped is seen when the stored barrels are delivered to a final destination. The 2009 period was also favorably impacted by higher fees for incremental storage, pipeline capacity leases and ethanol blending services.

Operating expenses increased primarily due to timing of maintenance spending, higher personnel costs and less favorable system overages during the current period. This increase was partially offset by lower environmental accruals and lower power costs, which benefited from reduced utility rates.

Product margin decreased $15.7 million between periods primarily due to timing of mark-to-market (MTM) adjustments for New York Mercantile Exchange (NYMEX) positions that were used to hedge the partnership’s petroleum products blending and fractionation activities. While these positions do provide an economic hedge to these activities, they do not meet the requirements for hedge accounting treatment. As a result, the partnership recognizes MTM adjustments at the end of each quarter. In the third and fourth quarter of 2008, the partnership recognized approximately $10.6 million in net MTM gains for these positions that relate to physical product sales in first quarter 2009. In addition, during the first quarter of 2009, the partnership recognized $3.1 million in NYMEX MTM losses that relate to hedges for physical product sales occurring later in 2009. Further, the partnership experienced operational issues at its fractionation facility in first quarter 2009, which also resulted in reduced product margin during the current period. Those operational issues have now been resolved.

Petroleum products terminals. Terminals operating margin was $24.7 million, a decrease of $2.1 million. The current period benefited from record quarterly revenues at the partnership’s marine and inland terminals primarily due to expansion projects and higher rates, which overcame lower inland volumes. Product margin declined due to the sale of fewer product overages at lower prices in 2009. Operating expenses increased primarily due to gains recognized in first quarter 2008 from insurance proceeds received for historical hurricane damage as well as higher personnel and maintenance costs in the 2009 period.

Ammonia pipeline system. Ammonia operating margin was $0.1 million, a decrease of $3.1 million. Revenues declined between periods primarily due to operational issues at customer production facilities, which have now been resolved, and unfavorable farming conditions during early 2009 primarily due to wet weather. Operating expenses increased because of higher environmental accruals.

Other items. Depreciation and amortization increased due to recent capital spending, and G&A increased due to higher personnel expenses and costs related to potential growth projects. Net interest expense increased in the current quarter as a result of additional borrowings for expansion capital expenditures. Because of the partnership’s strong balance sheet, management expects to continue to finance its current slate of expansion projects with borrowings under its revolving credit facility.

Diluted net income per limited partner unit was 34 cents for first quarter 2009 and 72 cents for first quarter 2008 excluding the 38-cent impact of the one-time gain on assignment of a third-party supply agreement. Reported diluted net income per limited partner unit for first quarter 2008 was $1.10. On Jan. 1, 2009, the partnership adopted Emerging Issues Task Force Issue No. 07-4, “Application of the Two-Class Method under FASB Statement No. 128 to Master Limited Partnerships,” which significantly impacted the methodology used for the allocation of income between the limited and general partners. Under the previous methodology, reported net income per limited partner unit would have been 46 cents in first quarter 2009 and 69 cents in first quarter 2008, excluding the impact of the one-time gain from the assignment of the third-party supply agreement.

Expansion capital expectations

Management remains focused on developing organic growth opportunities for the partnership and is also pursuing acquisition opportunities. Based on the progress of organic expansion projects already underway, the partnership has increased its growth spending estimates to approximately $220 million during 2009 (of which about $36 million was spent during first quarter 2009), with spending of $40 million in 2010 required to complete these projects. In addition, the partnership continues to analyze more than $500 million of potential organic growth projects in earlier stages of development, which have been excluded from these spending estimates.

Guidance for 2009

Management currently estimates 2009 net income per limited partner unit of $2.60, including 63 cents for the second quarter. Guidance specific to 2009 has not been provided previously. Although management continues to expect the proposed simplification of its capital structure, which was announced in early March, to close during third quarter 2009, the full year estimate does not include the impact of the simplification due to uncertainty surrounding exact timing.

Based on current market conditions, management’s expectation of 2009 distributable cash flow is approximately $330 million, which is higher than the $306.4 million provided in the projections table of the preliminary joint proxy filed with the Securities and Exchange Commission on April 6, 2009. The favorable variance primarily relates to higher projected petroleum prices for the year, which benefit the partnership’s commodity-related activities. Management continues to believe that 15% or less of the partnership’s operating margin will come from its commodity-related activities, with the large majority of its operating margin generated by fee-based transportation and terminals services.

Further, the partnership currently expects to maintain its current quarterly distribution level of 71 cents per limited partner unit throughout 2009 based on current economic conditions and assuming the simplification is approved. Management continues to believe the partnership will have the potential to raise the distribution again beginning in 2010.

Earnings call details

An analyst call with management regarding first-quarter earnings is scheduled today at 1:30 p.m. Eastern. To participate, dial (888) 684-1277 and provide code 4319905. Investors also may listen to the call via the partnership’s web site at http://www.magellanlp.com/webcasts.asp.

Audio replays of the conference call will be available from 4:30 p.m. Eastern today through midnight on May 12. To access the replay, dial (888) 203-1112 and provide code 4319905. The replay also will be available at http://www.magellanlp.com.

Non-GAAP measures

Management believes that investors benefit from having access to the same financial measures utilized by the partnership. As a result, this news release and supporting schedules include the non-generally accepted accounting principles (non-GAAP) measures of operating margin and distributable cash flow, which are important performance measures used by management to evaluate the economic success of the partnership’s operations.

Operating margin reflects operating profit before G&A expense and depreciation and amortization. This measure forms the basis of the partnership’s internal financial reporting and is used by management in deciding how to allocate capital resources between segments.

Distributable cash flow is important in determining the amount of cash generated from the partnership’s operations that is available for distribution to its unitholders. Management uses this measure as a basis for recommending to the general partner’s board of directors the amounts of distributions to be paid each period.

Reconciliations of operating margin to operating profit and distributable cash flow to net income accompany this news release.

Because the non-GAAP measures presented in this news release include adjustments specific to the partnership, they may not be comparable to similarly-titled measures of other companies.

About Magellan Midstream Partners, L.P.

Magellan Midstream Partners, L.P. (NYSE: MMP) is a publicly traded partnership formed to own, operate and acquire a diversified portfolio of energy assets. The partnership primarily transports, stores and distributes refined petroleum products. More information is available at http://www.magellanlp.com. MMP’s general partner interest and related incentive distribution rights are owned by Magellan Midstream Holdings, L.P. (NYSE: MGG).

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Portions of this document constitute forward-looking statements as defined by federal law. Although management believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Among the key risk factors that may have a direct impact on the partnership’s results of operations and financial condition are: (1) its ability to identify growth projects or to complete identified projects on time and at projected costs; (2) price fluctuations for natural gas liquids and refined petroleum products; (3) overall demand for natural gas liquids, refined petroleum products, natural gas, oil and ammonia in the United States; (4) changes in the partnership’s tariff rates implemented by the Federal Energy Regulatory Commission, the United States Surface Transportation Board and state regulatory agencies; (5) shut-downs or cutbacks at major refineries, petrochemical plants, ammonia production facilities or other businesses that use or supply the partnership’s services; (6) changes in the throughput or interruption in service on petroleum products pipelines owned and operated by third parties and connected to the partnership’s petroleum products terminals or petroleum products pipeline system; (7) the occurrence of an operational hazard or unforeseen interruption for which the partnership is not adequately insured; (8) the treatment of the partnership as a corporation for federal or state income tax purposes or if the partnership becomes subject to significant forms of other taxation; (9) an increase in the competition the partnership’s operations encounter; (10) continued disruption in the debt and equity markets that negatively impacts the partnership’s ability to finance its capital spending and (11) failure of customers to meet or continue contractual obligations to the partnership. Additional information about issues that could lead to material changes in performance is contained in the partnership’s filings with the Securities and Exchange Commission. The partnership undertakes no obligation to revise its forward-looking statements to reflect events or circumstances occurring after today’s date.

MMP and MGG have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (SEC) in relation to the proposed simplification of their capital structure. Investors and security holders are urged to read these documents carefully because they contain important information regarding MMP, MGG and the simplification. Once finalized, a definitive joint proxy statement/prospectus will be sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Once available, investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (877) 934-6571 or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

MAGELLAN MIDSTREAM PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per unit amounts)

(Unaudited)

	Three Months Ended
	March 31,
	2008	2009
Transportation and terminals revenues	$144,592	$154,888
Product sales revenues	201,718	57,716
Affiliate management fee revenue	183	190

Total revenues	346,493	212,794
Costs and expenses:
Operating	55,592	60,727
Product purchases	177,568	52,630
Depreciation and amortization	17,176	19,315
Affiliate general and administrative	17,780	20,525

Total costs and expenses	268,116	153,197
Gain on assignment of supply agreement	26,492	—
Equity earnings	405	519

Operating profit	105,274	60,116
Interest expense	12,936	15,549
Interest income	(293)	(223)
Interest capitalized	(1,302)	(936)
Debt placement fee amortization	168	220
Other income	—	(82)

Income before provision for income taxes	93,765	45,588
Provision for income taxes	443	357

Net income	$93,322	$45,231

Allocation of net income:
Limited partners’ interest	$73,763	$22,921
General partner’s interest	19,559	22,310

Net income	$93,322	$45,231

Basic and diluted net income per limited partner unit	$1.10	$0.34

Weighted average number of limited partner units outstanding used for basic and diluted net income per unit calculation	66,772	67,074

MAGELLAN MIDSTREAM PARTNERS, L.P.

OPERATING STATISTICS

	Three Months Ended
	March 31,
	2008	2009
Petroleum products pipeline system:
Transportation revenue per barrel shipped	$1.153	$1.145

Volume shipped (million barrels)	68.9	71.7

Petroleum products terminals:
Marine terminal average storage utilized (million barrels per month)	22.8	25.1

Inland terminal throughput (million barrels)	27.1	26.0

Ammonia pipeline system:
Volume shipped (thousand tons)	220	124

MAGELLAN MIDSTREAM PARTNERS, L.P.

OPERATING MARGIN RECONCILIATION TO OPERATING PROFIT

(Unaudited, in thousands)

	Three Months Ended
	March 31,
	2008	2009
Petroleum products pipeline system:
Transportation and terminals revenues	$106,323	$114,769
Less: Operating expenses	42,260	43,955

Transportation and terminals margin	64,063	70,814

Product sales revenues	192,897	54,232
Less: Product purchases	174,621	51,588

Product margin	18,276	2,644
Add: Affiliate management fee revenue	183	190
Equity earnings	405	519
Gain on assignment of supply agreement	26,492	—

Operating margin	$109,419	$74,167

Petroleum products terminals:
Transportation and terminals revenues	$33,601	$38,153
Less: Operating expenses	12,529	15,384

Transportation and terminals margin	21,072	22,769

Product sales revenues	8,821	3,484
Less: Product purchases	3,077	1,536

Product margin	5,744	1,948

Operating margin	$26,816	$24,717

Ammonia pipeline system:
Transportation and terminals revenues	$5,420	$3,229
Less: Operating expenses	2,254	3,118

Operating margin	$3,166	$111

Segment operating margin	$139,401	$98,995
Add: Allocated corporate depreciation costs	829	961

Total operating margin	140,230	99,956
Less: Depreciation and amortization	17,176	19,315
Affiliate general and administrative	17,780	20,525

Total operating profit	$105,274	$60,116

Note:  Amounts may not sum to figures shown on the consolidated statement of income due to intersegment eliminations and allocated corporate depreciation costs.

MAGELLAN MIDSTREAM PARTNERS, L.P.

ALLOCATION OF NET INCOME

(In thousands, unless otherwise noted)

(Unaudited)

	Three Months Ended
	March 31,
	2008	2009
Net income	$93,322	$45,231
Direct charges to the general partner:
Reimbursable general and administrative costs	408	—
Previously indemnified environmental charges	1,529	670

Total direct charges to general partner	1,937	670

Income before direct charges to general partner	95,259	45,901
Less: Distributions paid for the quarter	65,795	71,015

Undistributed income/(distributions in excess of income)	$29,464	$(25,114)

Ownership interests:
Limited partners	98.011%	98.017%
General partner	1.989%	1.983%

Total ownership interests	100.000%	100.000%

Allocation of net income:
Limited partner allocation:
Allocation of undistributed income/(distributions in excess of income)	$28,878	$(24,616)
Cash distributions paid for the quarter	44,885	47,537

Net income allocated to limited partners	$73,763	$22,921

General partner allocation:
Allocation of undistributed income/(distributions in excess of income)	$586	$(498)
Cash distributions paid for the quarter	20,910	23,478
Direct charges to general partner	(1,937)	(670)

Net income allocated to general partner	$19,559	$22,310

Limited partners’ allocation of net income	$73,763	$22,921
General partner’s allocation of net income	19,559	22,310

Net income	$93,322	$45,231

The partnership adopted Emerging Issues Task Force (“EITF’) Issue No. 07-4, Application of the Two-Class Method Under FASB Statement No. 128 to Master Limited Partnerships effective January 1, 2009. Under EITF Issue No. 07-4, when calculating earnings per unit pursuant to the two-class method, net income for the current reporting period is reduced by the distributions paid to the general partner, limited partner and incentive distribution rights holders and any undistributed earnings or excess distributions are allocated to the general partner and limited partners utilizing the contractual terms of the partnership agreement. As prescribed in EITF 07-4, the partnership has retrospectively applied EITF No. 07-4 to the three months ended March 31, 2008.

MAGELLAN MIDSTREAM PARTNERS, L.P.

DISTRIBUTABLE CASH FLOW RECONCILIATION TO NET INCOME

(Unaudited, in millions)

	Three Months Ended
	March 31,
	2008	2009
Net income	$93.3	$45.2
Add: Depreciation and amortization (1)	17.3	19.5
Equity-based incentive compensation(2)	(2.4)	(0.3)
Direct charges to general partner	1.9	0.7
Asset retirements	0.1	1.3
NYMEX contract adjustments (3)	—	13.7
Less: Maintenance capital (net of indemnified spending)(4)	7.4	10.4
Gain on assignment of supply agreement	26.5	—
Other	—	(1.0)

Distributable cash flow(5)	$76.3	$70.7

(1)	Depreciation and amortization includes debt placement fee amortization.

(2)	Because the partnership intends to satisfy vesting of units under its equity-based incentive compensation program with the issuance of limited partner units, expenses related to this program generally are deemed non-cash and added back for distributable cash flow purposes. Total equity-based incentive compensation expense for the three months ended March 31, 2008 and 2009 was $2.1 million and $3.7 million, respectively. However, the figures above include an adjustment for minimum statutory tax withholdings paid by the partnership of $4.5 million and $4.0 million, respectively, for equity-based incentive compensation units that vested on the previous year end.

(3)	Represents margins realized in the current quarter on the physical sales of products that were hedged using NYMEX contracts. Because these NYMEX contracts do not qualify for hedge accounting treatment, $10.6 million of profits were recognized in previous accounting periods when the NYMEX contracts were marked to market. The partnership adjusted these accounting profits out of its distributable cash flows in those earlier periods. Additionally, the current quarter includes $3.1 million of marked-to-market losses on NYMEX contracts associated with products that will be physically sold in future periods.

(4)	During first quarter 2008 and 2009, the partnership paid an additional $0.3 million and $0.9 million, respectively, for indemnified maintenance capital projects related to its indemnification settlement or expected to be reimbursed by insurance proceeds.

(5)	Distributable cash flow does not include fluctuations related to working capital or spending for which the partnership has received, or expects to receive, reimbursement through third party indemnifications. Through March 31, 2009, the partnership has either paid or accrued liabilities totaling $85.9 million of the $117.5 million indemnification settlement amount it has received, including $24.0 million for capital projects.